Exhibit 99.1

Safe Bulkers, Inc. Reports First Quarter 2011 Results and Declares Quarterly Dividend

Athens, Greece – May 3, 2011 -- Safe Bulkers, Inc. (the “Company”) (NYSE: SB), an international provider of marine drybulk transportation services, announced today its unaudited financial results for the first quarter ended March 31, 2011. The Company’s Board of Directors also declared a quarterly dividend of $0.15 per share for the first quarter of 2011.

Summary of First Quarter 2011 Results

•

Net revenue for the first quarter of 2011 increased by 23% to $42.3 million from $34.3 million during the same period in 2010.

•

Net income for the first quarter of 2011 decreased by 15% to $27.3 million from $32.1 million, which includes $15.2 million gain on sale of a vessel, during the same period in 2010.

•

EBITDA1 for the first quarter of 2011 decreased by 7% to $34.4 million from $37.1 million during the same period in 2010.

•

Earnings per share for the first quarter of 2011 of $0.41, calculated on a weighted average number of shares of 65,881,600, compared to $0.58 in the first quarter 2010, calculated on a weighted average number of shares of 55,435,436.

•

The Company’s Board of Directors declared a dividend of $0.15 per share for the first quarter of 2011.

Fleet and Employment Profile

The Company’s operational fleet as of May 2, 2011 was comprised of 16 drybulk vessels with an average age of 4.1 years.

As of May 2, 2011, the Company has contracted to acquire 11 additional drybulk newbuild vessels with deliveries scheduled at various times through 2014. The newbuild vessels consist of four Panamax, three Kamsarmax, two Post-Panamax and two Capesize vessels.

As of May 2, 2011, the contracted employment of the Company’s fleet was 75% of fleet ownership days for the remaining days of 2011, 59% for 2012 and 52% for 2013, including vessels which are scheduled to be delivered to us in the future.

Dividend Declaration

The Company’s Board of Directors declared a cash dividend on the Company’s common stock of $0.15 per share payable on or about May 27, 2011 to shareholders of record at the close of trading of the Company's common stock on the New York Stock Exchange (the “ NYSE”) on May 20, 2011.

The Company has 70,883,284 shares of common stock issued and outstanding as of today’s date.

The Board of Directors of the Company is continuing a policy of paying out a portion of the Company’s free cash flow at a level it considers prudent in light of the current economic and financial environment. The declaration and payment of dividends, if any, will always be subject to the discretion of the Board of Directors of the Company. The timing and amount of any dividends declared will depend on, among other things: (i) our earnings, financial condition and cash requirements and available sources of liquidity, (ii) decisions in relation to our growth strategies, (iii) provisions of Marshall Islands and Liberian law governing the payment of dividends, (iv) restrictive covenants in our existing and future debt instruments and (v) global financial conditions. We can give no assurance that dividends will be paid in the future.

Additional Offering

On April 15, 2011 the Company closed an underwritten public equity offering of 5,000,000 shares of common stock, which was priced at $8.40 per share. The net proceeds from the offering after deducting the underwriting discount and estimated offering expenses were $39.6 million.

In connection with this offering, the Company has also granted the underwriters an option expiring May 12, 2011 to purchase up to an additional 750,000 shares of common stock.

The Company plans to use the proceeds of this offering for vessel acquisitions, capital expenditures and for other general corporate purposes, including repayment of indebtedness.

Management Commentary

Dr. Loukas Barmparis, President of the Company, said: “In these challenging charter market conditions we are happy to announce a 23% increase in net revenues for the first quarter of 2011 compared to the same quarter of 2010. It is the third consecutive quarter for which we have reported increased net revenues. Our Board of Directors has declared our twelfth consecutive dividend since our IPO.  Our financial position is supported by our contracted revenue, low pay-out ratio and fleet expansion. We will continue to monitor market conditions and remain committed to the solid growth of our Company, through flexible asset management and consistent chartering policy, for the benefit of our shareholders.’’

Conference Call

On Wednesday, May 4, 2011 at 9:00 A.M. EDT, the Company’s management team will host a conference call to discuss the financial results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (866) 819-7111 (US Toll Free Dial In), 0(800) 953-0329 (UK Toll Free Dial In) or +44 (0)1452-542-301 (Standard International Dial In). Please quote “Safe Bulkers” to the operator.

A telephonic replay of the conference call will be available until May 11, 2011 by dialing 1 (866) 247-4222 (US Toll Free Dial In), 0(800) 953-1533 (UK Toll Free Dial In) or +44 (0)1452 550-000 (Standard International Dial In). Access Code: 1859591#

Slides and Audio Webcast

There will also be a live, and then archived, webcast of the conference call, available through the Company’s website (www.safebulkers.com). Participants in the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Management Discussion of First Quarter 2011 Results

Net income decreased by 15% to $27.3 million for the first quarter of 2011 from $32.1 million for the first quarter of 2010, mainly due to the following factors:

Gain on sale of assets: No gain on sale of assets for the first quarter of 2011, as no vessel was sold by the Company, compared to $15.2 million for the same period in 2010, realized on the sale of the M/V Efrossini in January 2010.

Net revenues: Net revenues increased by 23% to $42.3 million for the first quarter of 2011, compared to $34.3 million for the same period in 2010, mainly due to an increased number of operating days. The Company operated 16 vessels on average during the first quarter of 2011, earning a TCE rate of $29,322, compared to 13.1 vessels and a TCE rate of $29,415 during the same period in 2010.

Vessel operating expenses: Vessel operating expenses increased by 14% to $5.7 million for the first quarter of 2011, compared to $5.0 million for the same period in 2010. The increase in operating expenses is mainly attributable to an increase in ownership days by 22% to 1,440 days for the first quarter of 2011 from 1,178 days for the same period in 2010. Daily vessel operating expenses decreased to $3,989 for the first quarter of 2011, compared to $4,232 for the same period in 2010, mainly due to decreased dry docking costs.

(Loss)/Gain on derivatives: Loss on derivatives decreased to approximately zero in the first quarter of 2011, compared to a loss of $4.2 million for the same period in 2010, as a result of the mark-to-market valuation of the Company’s interest rate swap transactions that we employ to manage the risk and interest rate exposure of our loan and credit facilities. These swaps economically hedge the interest rate exposure of the Company’s aggregate loans outstanding. The average remaining period of our swap contracts is 2.9 years as of March 31, 2011.  The valuation of these interest rate swap transactions at the end of each quarter is affected by the prevailing interest rates at that time.

Depreciation: Depreciation increased to $5.6 million for the first quarter of 2011, compared to $3.9 million for the same period in 2010, as a result of the increase in the average number of vessels operated by the Company during the first quarter of 2011.

Unaudited Interim Financial Information and Other Data

SAFE BULKERS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
(In thousands of U.S. Dollars except for share and per share data)

	Three-Month Period Ended March 31,
	2010	2011
REVENUES:
Revenues	34,797	43,045
Commissions	(523)	(771)
Net revenues	34,274	42,274
EXPENSES:
Voyage expenses	(35)	(51)
Vessel operating expenses	(4,985)	(5,744)
Depreciation	(3,868)	(5,583)
General and administrative expenses	(1,521)	(1,938)
Early redelivery (cost)/income	(1,510)	101
Gain on sale of asset	15,199	-
Operating income	37,554	29,059
OTHER (EXPENSE) / INCOME:
Interest expense	(1,459)	(1,716)
Other finance costs	(90)	(57)
Interest income	471	286
Loss on derivatives	(4,242)	(6)
Foreign currency loss	(18)	(169)
Amortization and write-off of deferred finance charges	(106)	(89)
Net income	32,110	27,308

Earnings per share	0.58	0.41
Weighted average number of shares	55,435,436	65,881,600

SAFE BULKERS, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
(In thousands of U.S. Dollars)

	December 31, 2010	March 31, 2011
ASSETS
Cash, time deposits, and restricted cash	100,415	48,163
Other current assets	3,861	5,277
Vessels, net	541,244	535,661
Advances for vessel acquisition and vessels under construction	99,014	158,030
Restricted cash non-current	5,423	5,423
Long-term investment	50,000	50,000
Other non-current assets	5,415	5,691
Total assets	805,372	808,245

LIABILITIES AND EQUITY
Current portion of long-term debt	27,674	28,594
Other current liabilities	25,309	24,651
Long-term debt, net of current portion	467,070	457,773
Other non-current liabilities	41,186	35,638
Shareholders’ equity	244,133	261,589
Total liabilities and equity	805,372	808,245

Fleet Data

	Three-Month Period Ended March 31,
	2010	2011

FLEET DATA
Number of vessels at period end	14.00	16.00
Average age of fleet (in years) at period end	3.53	4.05
Ownership days (1)	1,178	1,440
Available days (2)	1,164	1,440
Operating days (3)	1,150	1,440
Fleet utilization (4)	97.6%	100.0%
Average number of vessels in the period (5)	13.10	16.00

AVERAGE DAILY RESULTS
Time charter equivalent rate (6)	$29,415	$29,322
Vessel operating expenses (7)	$4,232	$3,989

_____________

(1)

Ownership days represent the aggregate number of days in a period during which each vessel in our fleet has been owned by us.

(2)

Available days represent the total number of days in a period during which each vessel in our fleet was in our possession net of off-hire days associated with scheduled maintenance, which includes major repairs, drydockings, vessel upgrades or special or intermediate surveys.

(3)

Operating days represent  the number of our available days in a period less the aggregate number of days that our vessels are off-hire due to any reason, excluding scheduled maintenance.

(4)

Fleet utilization is calculated by dividing the number of our operating days during a period by the number of our ownership days during that period.

(5)

Average number of vessels in the period is calculated by dividing ownership days in the period by the number of days in the period.

(6)

Time charter equivalent rates, or TCE rates, represent our charter revenues less commissions and voyage expenses during a period divided by the number of our available days during the period.

(7)

Daily vessel operating expenses are calculated by dividing vessel operating expenses by ownership days for the relevant period  Vessel operating expenses include the costs for crewing, insurance, lubricants, spare parts, provisions, stores, repairs, maintenance, statutory and classification expense, drydocking, intermediate and special surveys and other miscellaneous items..

EBITDA RECONCILIATION

(In thousands of U.S. Dollars)

	Three-Month Period Ended March 31,
	2010	2011

Net Income	32,110	27,308
Plus Net Interest Expense	988	1,430
Plus Depreciation	3,868	5,583
Plus Amortization	106	89
EBITDA	37,072	34,410

EBITDA represents net income before interest, income tax expense, depreciation and amortization. EBITDA is not a recognized measurement under US GAAP. EBITDA assists the Company’s management and investors by increasing the comparability of the Company’s fundamental performance from period to period and against the fundamental performance of other companies in the Company’s industry that provide EBITDA information. The Company believes that EBITDA is useful in evaluating the Company’s operating performance compared to that of other companies in the Company’s industry because the calculation of EBITDA generally eliminates the effects of financings, income taxes and the accounting effects of capital expenditures and acquisitions, items which may vary for different companies for reasons unrelated to overall operating performance. EBITDA does not eliminate effects from gain/(loss) on sale of assets, early redelivery income/(cost) and gain/(loss) on derivatives and foreign currency.

EBITDA has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for analysis of the Company’s results as reported under US GAAP. EBITDA should not be considered a substitute for net income and other operations data prepared in accordance with US GAAP or as a measure of profitability. While EBITDA is frequently used as a measure of operating results and performance, it is not necessarily comparable to other similarly titled captions of other companies due to differences in methods of calculation.

Existing Fleet Employment Profile as of May 2, 2011

Set out below is a table showing our existing vessels and their contracted employment.

Vessel Name	DWT	Year Built	Charter Rate (a) USD/day	Charter Duration (b)
Maria	76,000	2003	20,250	Apr 2011 – Apr 2014
Vassos	76,000	2004	29,000	Nov 2008 – Oct 2013
Katerina	76,000	2004	20,000	Feb 2011 – Feb 2014
Maritsa	76,000	2005	26,727 (c)	Mar 2010 – Mar 2015
Pedhoulas Merchant	82,300	2006	27,250	Apr 2010 – May 2011
Pedhoulas Trader	82,300	2006	41,500 (d)	Aug 2008 – Jul 2013
Pedhoulas Leader	82,300	2007	18,750 18,350 (f)	Dec 2010 – May 2011 Aug 2011 – Aug 2013
Stalo	87,000	2006	34,160	Mar 2010 – Feb 2015
Marina	87,000	2006	41,500 (e)	Dec 2008 – Dec 2013
Sophia	87,000	2007	34,720	Oct 2008 – Sep 2013
Eleni	87,000	2008	34,160	Apr 2010 – Mar 2015
Martine	87,000	2009	40,500	Feb 2009 – Feb 2014
Andreas K	92,000	2009	22,000	Feb 2011 – Nov 2011
Panayiota K	92,000	2010	22,750	Apr 2010 – May 2011
Venus Heritage	95,800	2010	17,750	Mar 2011 – Jun 2011
Kanaris	178,100	2010	31,000 25,928	Sep 2010 – Sep 2011 Sep 2011 – May 2031

(a)

Either gross charter rate or average gross charter rate for charter parties with variable rates among periods or for consecutive charter parties with the same charterer under similar basic terms.

(b)

Delivery / redelivery dates reflect the Company’s best estimates. Actual delivery / redelivery dates can differ pursuant to the terms of the relevant charter contract.

(c)

Initially a five-year variable rate contract, first and second year at $32,000, third year at $28,000, and fourth and fifth years at $24,000. In April 2011, the Company agreed with the charterer to adopt a fixed charter rate of $26,727 for the remaining of the five year charter period without changing the total contracted revenue.

(d)

Five-year variable rate contract, first year at $69,000, second year at $56,500, third year at $42,000, and fourth and fifth years at $20,000.

(e)

Five-year variable rate contract, $61,500 from Dec. 2008 to Mar. 2009, $57,500 from Apr. 2009 to Dec. 2009, $52,500 from Dec. 2009 to Dec. 2010, $42,500 from Dec. 2010 to Dec. 2011, $32,500 from Dec. 2011 to Oct. 2012, $31,500 from Oct. 2012 to Dec. 2012 and $21,500 from Dec. 2012 to Dec. 2013.

(f)

Charter agreement which provides us with the choice of deploying either Pedhoulas Merchant or Pedhoulas Leader.

The contracted charter coverage including newbuilds, based on the Company’s best estimates as of May 2, 2011 is:

2011

(remaining)

 ………………....................75%

2012 …..…………………………...59%

2013

…..…………………………............52%

About Safe Bulkers, Inc.

The Company is an international provider of marine drybulk transportation services, transporting bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes for some of the world’s largest users of marine drybulk transportation services. The Company’s common stock is listed on the NYSE, where it trades under the symbol “SB”. The Company’s current fleet consists of 16 drybulk vessels, all built post-2003, and the Company has contracted to acquire 11 additional drybulk newbuild vessels to be delivered at various times through 2014.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Exchange Act of 1933, as amended, and in Section 21E of the Securities Act of 1934, as amended) concerning future events, the Company’s growth strategy and measures to implement such strategy, including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for drybulk vessels, competitive factors in the market in which the Company operates, risks associated with operations outside the United States and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Company Contact:

Dr. Loukas Barmparis

President
Safe Bulkers, Inc.

Athens, Greece

Tel.: +30 (210) 899-4980

Fax: +30 (210) 895-4159

E-Mail: directors@safebulkers.com

Investor Relations / Media Contact:

Nicolas Bornozis, President

Matthew Abenante

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, N.Y. 10169

Tel.: (212) 661-7566

Fax: (212) 661-7526

E-Mail: safebulkers@capitallink.com

Footnotes

1 EBITDA represents net income plus interest expense, tax, depreciation and amortization. See "EBITDA    Reconciliation".